FORM 11-K


          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934





[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995.




                                    OR




[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____.

Commission file number 1-9993.


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Ashland Coal, Inc. Employee Thrift Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office: Ashland Coal, Inc., 2205 Fifth Street Road, Huntington, West Virginia 25701.

Financial Statements and Exhibits


Financial Statements and Schedules

     Report of Independent Auditors. . . . . . . . . . . . .    3
     Statements of Financial Condition, with Fund Information . 4 Statements of Income and Changes in Plan Equity, with Fund
      Information. . . . . . . . . . . . . . . . . . . . . .    5
     Notes to Financial Statements . . . . . . . . . . . . .    6
     Schedule of Assets Held for Investment Purposes . . . .   10
     Schedule of Reportable Transactions . . . . . . . . . .   11


Exhibits

     24 - The consent of Ernst & Young LLP, independent
      auditors . . . . . . . . . . . . . . . . . . . . . . .   16

                      Report of Independent Auditors


To the Administrator
Ashland Coal, Inc. Employee Thrift Plan


We have audited the accompanying statements of financial condition of the Ashland Coal, Inc. Employee Thrift Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1995 and 1994, and the income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






May 23, 1996                                           /s/ERNST & YOUNG LLP



PAGE

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENTS OF FINANCIAL CONDITION, WITH FUND INFORMATION

                                          Ashland Coal,
                                               Inc.         U.S.                             Ashland Inc. Twentieth   Twentieth
                                              Common     Investment Government  Diversified   Common       Century     Century
                                              Stock       Contract  Securities     Equity     Stock        Growth       Ultra
                                 Total         Fund         Fund       Fund        Fund       Fund        Investors   Investors
December 31, 1995
 ASSETS
   Cash                           $56,426     $49,246        $-           $-         $-      $7,180         $-          $-
   Investments
    Ashland Coal, Inc.
      Common Stock (cost
      - $2,207,059)             1,882,551   1,882,551         -            -          -          -           -           -
    Ashland Inc. Common
      Stock (cost - $450,608)     873,839          -          -            -          -     873,839          -           -
    Twentieth Century Growth
      Investors (cost
      - $1,754,385)             1,500,692          -          -            -          -          -    1,500,692          -
    Twentieth Century Ultra
      Investors (cost
      - $2,438,310)             2,424,894          -          -            -          -          -            -   2,424,894
    Twentieth Century Vista
      Investors (cost
      - $1,702,520)             1,648,194          -          -            -          -          -            -          -
    Twentieth Century Balanced
      Investors (cost
      - $970,522)                 948,146          -          -            -          -          -            -          -
    Twentieth Century U.S.
      Governments
      Intermediate - Term
      Bond (cost - $856,554)      880,034          -          -            -          -          -            -          -
    Twentieth Century
      Value (cost
      - $1,842,896)             1,844,499          -          -            -          -          -            -          -
    Twentieth Century
      International Equity
      (cost - $747,156)           777,351          -           -           -          -          -            -          -
    Bankers Trust Stable
      Value Government
      Trust (cost
      - $5,882,737)             5,882,737          -           -           -          -          -            -          -
    BZW Barclays Global
      Investors Equity
      Index (cost-$1,306,803)   1,442,870          -           -           -          -          -            -          -
   Amounts due from
    participating employees
    and employer
     Employees                     73,970       4,648          -           -          -          -         8,280     11,321
     Employer                      37,314       2,345          -           -          -          -         4,177      5,711
   Notes receivable from
    employees                     207,011          -           -           -          -          -            -          -
 PLAN EQUITY                  $20,480,528  $1,938,790         $-          $-         $-    $881,019   $1,513,149 $2,441,926

December 31, 1994
 ASSETS
   Investments
    Common Stock
     Ashland Coal, Inc.
     (cost - $1,984,417)       $2,274,328  $2,274,328         $-          $-         $-         $-           $-         $-
     Ashland Inc.
     (cost - $460,570)            877,266          -           -           -          -     877,266           -          -
    Common Trust Funds
     U.S. Government
     Securities
     (cost - $1,354,585)        1,485,011          -           -    1,485,011         -          -            -          -
     Diversified Equity
       (cost - $2,332,980)      2,685,697          -           -           -   2,685,697         -            -          -
     Short-Term Investments
       (cost approximates
       market)                     60,673      51,742          -           -           2       8,929          -          -
    Investment Contracts
     (held by Ashland Inc.
     Collective Investment
     Trust - cost
     approximates market)      10,268,220          -   10,268,220          -          -           -           -          -
   Amounts due from
     participating employees
     employer
    Employees                      61,822      10,663      30,738       6,487     13,934          -           -          -
    Employer                       32,018       5,894      16,355       3,227      6,542          -           -          -
   Amounts receivable from
     (due to) other funds              -      (15,760)     22,288         139        350      (7,017)         -          -
   Accrued income receivable       57,391       2,369      54,734         178         86          24          -          -
 PLAN EQUITY                  $17,802,426  $2,329,236 $10,392,335  $1,495,042 $2,706,611    $879,202         $-         $-

See accompanying notes.





                                                                                            Bankers      BZW
                                                       Twentieth                             Trust      Barclays
                              Twentieth    Twentieth  Century U.S.             Twentieth    Stable      Global
                               Century      Century   Governments   Twentieth  Century       Value      Investors  Participant
                                 Vista      Balanced Intermediate -  Century International Government   Equity        Loan
                               Investors   Investors  Term Bond       Value     Equity       Trust       Index        Fund
December 31, 1995
 ASSETS
   Cash                               $-          $-         $-           $-         $-         $-          $-          $-
   Investments
    Ashland Coal, Inc.
      Common Stock
      (cost - $2,358,765)              -           -          -            -          -          -           -           -
    Ashland Inc.
      Common Stock
      (cost - $855,182)                -           -          -            -          -          -           -           -
    Twentieth Century Growth
      Investors (cost
      - $1,754,385)                    -           -          -            -          -          -           -           -
    Twentieth Century Ultra
      Investors (cost
      - $2,438,310)                    -           -          -            -          -          -          -           -
    Twentieth Century Vista
      Investors (cost
      - $1,702,520)             1,648,194          -          -            -          -          -          -           -
    Twentieth Century Balanced
      Investors (cost
      - $970,522)                      -      948,146         -            -          -          -          -           -
    Twentieth Century U.S.
      Governments
      Intermediate - Term
      Bond (cost - $856,554)           -           -     880,034           -          -          -          -           -
    Twentieth Century
      Value (cost
      - $1,842,896)                    -           -          -     1,844,499         -          -          -           -
    Twentieth Century
      International Equity
      (cost - $747,156)                -           -          -            -     777,351         -          -           -
    Bankers Trust Stable
      Value Government
      Trust (cost
      - $5,882,737)                    -           -          -            -          -   5,882,737         -           -
    BZW Barclays Global
      Investors Equity
      Index (cost
      - $1,306,803)                    -           -          -            -          -          -   1,442,870          -
   Amounts due from
    participating employees
    and employer
     Employees                      8,769       4,592      2,484        9,165      5,022     12,135      7,554          -
     Employer                       4,423       2,316      1,253        4,623      2,533      6,122      3,811          -
   Notes receivable from
    employees                          -           -          -            -          -          -          -      207,011
 PLAN EQUITY                   $1,661,386    $955,054   $883,771   $1,858,287   $784,906 $5,900,994 $1,454,235    $207,011

December 31, 1994
 ASSETS
   Investments
    Common Stock
     Ashland Coal, Inc.
       (cost - $1,984,417)            $-          $-         $-           $-         $-         $-          $-          $-
     Ashland Inc.
       (cost - $460,570)               -           -          -            -          -          -           -           -
    Common Trust Funds
     U.S. Government
       Securities (cost
       - $1,354,585)                   -           -          -            -          -          -           -           -
     Diversified Equity
       (cost - $2,332,980)             -           -          -            -          -          -           -           -
     Short-Term Investments
       (cost approximates
       market)                         -           -          -            -          -          -           -           -
    Investment Contracts
     (held by Ashland Inc.
     Collective Investment
     Trust - cost
     approximates market)              -           -          -            -          -          -           -           -
   Amounts due from
    participating employees
    and employer
     Employees                         -           -          -            -          -          -           -           -
     Employer                          -           -          -            -          -          -           -           -
   Amounts receivable from
     (due to) other funds              -           -          -            -          -          -           -           -
   Accrued income receivable           -           -          -            -          -          -           -           -
 PLAN EQUITY                          $-          $-         $-           $-         $-         $-          $-          $-

PAGE

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION


                                              Ashland Coal,
                                                  Inc.                    U.S.                 Ashland Inc.  Twentieth   Twentieth
                                                 Common    Investment  Government Diversified     Common      Century     Century
                                                 Stock      Contract   Securities    Equity       Stock       Growth       Ultra
                                     Total       Fund         Fund        Fund       Fund         Fund       Investors   Investors
Year ended December 31, 1995
Additions to net assets
 attributed to:
 Net investment income (loss)
   Interest and dividend income      $1,371,379    $40,456     $399,600         $98        $196    $28,105   $205,301   $112,924
   Net appreciation (depreciation)
     in fair value of investments      (132,184)  (603,569)     (37,006)    103,622     605,138     16,257   (269,358)   (37,416)
                                      1,239,195   (563,113)     362,594     103,720     605,334     44,362    (64,057)    75,508
   Less investment management fees       (1,076)      (121)          -           -           -          -         (75)       (90)
                                      1,238,119   (563,234)     362,594     103,720     605,334     44,362    (64,132)    75,418

 Employee contributions               1,705,980    208,828      469,316      99,165     207,296         -      89,873    122,740
 Employer contributions                 838,673    110,238      242,149      48,352      96,730         -      40,898     57,801
                                      2,544,653    319,066      711,465     147,517     304,026         -     130,771    180,541
   Total additions                    3,782,772   (244,168)   1,074,059     251,237     909,360     44,362     66,639    255,959

Withdrawals                          (1,104,670)   (60,655)    (360,684)    (27,963)    (49,828)    (1,675)    (5,809)   (73,969)

Net increase (decrease) prior to
  interfund transfers                 2,678,102   (304,823)     713,375     223,274     859,532     42,687     60,830    181,990
Interfund transfers (net)                    -     (85,623) (11,105,710) (1,718,316) (3,566,143)   (40,870) 1,452,319  2,259,936
 Net increase (decrease) in
  plan equity                         2,678,102   (390,446) (10,392,335) (1,495,042) (2,706,611)     1,817  1,513,149  2,441,926

Plan equity at beginning of year     17,802,426  2,329,236   10,392,335   1,495,042   2,706,611    879,202         -          -
 Plan equity at end of year         $20,480,528 $1,938,790          $-          $-          $-    $881,019 $1,513,149 $2,441,926


Year ended December 31, 1994
Additions to net assets
 attributed to:
 Net investment income (loss)
   Interest and dividend income        $698,003    $38,438     $632,313        $329        $215    $26,708        $-         $-
   Net appreciation (depreciation)
     in fair value of investments       (52,263)  (130,747)          -       14,018      48,449     16,017         -          -
                                        645,740    (92,309)     632,313      14,347      48,664     42,725         -          -

 Employee contributions               1,767,094    290,964      850,936     275,740     349,454         -          -          -
 Employer contributions                 784,518    149,546      385,374      82,962     166,636         -          -          -
                                      2,551,612    440,510    1,236,310     358,702     516,090         -          -          -
   Total additions                    3,197,352    348,201    1,868,623     373,049     564,754     42,725         -          -

Withdrawals                          (1,309,076)  (111,875)  (1,029,022)    (59,712)    (62,177)   (46,290)        -          -

Net increase (decrease) prior to
  interfund transfers                 1,888,276    236,326      839,601     313,337     502,577     (3,565)        -          -
Interfund transfers (net)                    -    (324,819)       3,284     121,021     231,270    (30,756)        -          -
 Net increase (decrease) in
  plan equity                         1,888,276    (88,493)     842,885     434,358     733,847    (34,321)        -          -
Plan equity at beginning of year     15,914,150  2,417,729    9,549,450   1,060,684   1,972,764    913,523         -          -
Plan equity at end of year          $17,802,426 $2,329,236  $10,392,335  $1,495,042  $2,706,611   $879,202        $-         $-


See accompanying notes.






                                                                                                   Bankers      BZW
                                                            Twentieth                               Trust     Barclays
                                  Twentieth    Twentieth   Century U.S.               Twentieth    Stable      Global
                                   Century      Century    Governments   Twentieth    Century      Value     Investors Participant
                                     Vista      Balanced  Intermediate -  Century   International Government   Equity      Loan
                                   Investors   Investors    Term Bond       Value     Equity       Trust        Index      Fund

Year ended December 31, 1995
Additions to net assets
 attributed to:
 Net investment income (loss)
   Interest and dividend income        $110,402    $71,391      $31,554    $174,100        $734   $196,207       $260        $51
   Net appreciation (depreciation)
     in fair value of investments       (66,925)   (28,461)      19,212      (5,998)     21,285      3,704     147,331        -
                                         43,477     42,930       50,766     168,102      22,019    199,911     147,591        51
   Less investment management fees          (95)       (39)         (80)        (76)        (38)      (377)        (85)       -
                                         43,382     42,891       50,686     168,026      21,981    199,534     147,506        51

 Employee contributions                  99,787     48,372       25,639      77,801      64,335    126,422      66,406        -
 Employer contributions                  43,902     23,076       12,595      35,680      27,352     66,423      33,477        -
                                        143,689     71,448       38,234     113,481      91,687    192,845      99,883        -
   Total additions                      187,071    114,339       88,920     281,507     113,668    392,379     247,389        51

Withdrawals                              (9,329)      (594)     (12,680)    (24,098)    (21,537)  (430,077)    (25,772)       -

Net increase (decrease) prior
  to interfund transfers                177,742    113,745       76,240      257,409      92,131    (37,698)    221,617       51
Interfund transfers (net)             1,483,644    841,309      807,531    1,600,878     692,775  5,938,692   1,232,618  206,960
 Net increase (decrease) in
  plan equity                         1,661,386    955,054      883,771    1,858,287     784,906  5,900,994   1,454,235  207,011
Plan equity at beginning of year             -          -            -            -           -          -           -        -
Plan equity at end of year           $1,661,386   $955,054     $883,771   $1,858,287    $784,906 $5,900,994  $1,454,235 $207,011


Year ended December 31, 1994
Additions to net assets
 attributed to:
 Net investment income (loss)

   Interest and dividend income             $-         $-           $-           $-          $-         $-          $-       $-
   Net appreciation (depreciation)
     in fair value of investments            -          -            -            -           -          -           -        -
                                             -          -            -            -           -          -           -        -

 Employee contributions                      -          -            -            -           -          -           -        -
 Employer contributions                      -          -            -            -           -          -           -        -
                                             -          -            -            -           -          -           -        -
   Total additions                           -          -            -            -           -          -           -        -

Withdrawals                                  -          -            -            -           -          -           -        -

Net increase (decrease) prior to
  interfund transfers                        -          -            -            -           -          -           -        -
Interfund transfers (net)                    -          -            -            -           -          -           -        -
 Net increase (decrease) in
  plan equity                                -          -            -            -           -          -           -        -
Plan equity at beginning of year             -          -            -            -           -          -           -        -
Plan equity at end of year                  $-         $-           $-           $-          $-         $-          $-       $-

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1995

NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Ashland Coal, Inc. Employee Thrift Plan (the Plan) are maintained on the accrual basis of accounting. Contributions from employees and related employer contributions are recorded when the employer makes payroll deductions from Plan participants.

Investments are accounted for at market value based on the closing market price for investments traded on an exchange, on bid price for other listed investments and at cost (which approximates market) for investment contracts and short-term investment funds. The cost of investments disposed of is determined on the basis of average historical cost.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-CHANGE OF TRUSTEE

The Chase Manhattan Bank, N.A. (successor to U.S. Trust Company) was appointed as the Plan's new Trustee to hold the Plan's investments under a trust agreement effective August 1, 1995. Prior to that time Key Trust Company of Ohio, N.A. (formerly Society National Bank) was the Trustee and held the Plan's investments under a trust agreement.

NOTE 3-DESCRIPTION OF THE PLAN

The Plan was established as a savings and retirement plan covering eligible employees of Ashland Coal, Inc. (Ashland Coal) or its participating subsidiaries.

Subject to applicable limitations, participating employees may contribute an amount up to 16% of their salaries or wages to the Plan, on either a before- or after-tax basis. Ashland Coal or its participating subsidiaries currently contribute an amount equal to 70% of the amount of "Basic Contributions". "Basic Contributions" are amounts contributed by employees up to 6% of their salaries or wages.

Investment income (or loss), less investment management fees, is allocated to participants' accounts on the basis of each participant's proportionate interest in the fund. The value of the fund and the value of each participant's interest will fluctuate with the market value of the securities in which the fund is invested.

For all of 1994 and 1995, participants of the Plan had the following funds in which their balances could be invested:

  Ashland Coal, Inc.    Funds are invested in Ashland Coal's common stock.
    Common Stock
    Fund

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTE 3-DESCRIPTION OF THE PLAN--Continued

Ashland Inc.     Funds are invested in common stock of Ashland Inc.  These
 Common Stock    funds represent funds which were invested in certain
 Fund            Ashland Inc. benefit plans prior to being transferred to
                 the Plan. Except for similar transfers, no other amounts under the Plan may be invested in this fund.
                 Beginning in March 1990, investment income earned by participants from this fund is allocated to the participants' other investment funds proportionately based on the participants' current investment elections.

For all of 1994 and through July 31, 1995, participants of the Plan also had the following funds in which their balances could be invested:

Investment       Funds were invested in a portfolio of investment contracts
 Contract        with a number of insurance companies.  The principal
 Fund            amount invested in the fund was guaranteed by the
                 insurance companies, but there was no predetermined fixed interest rate over a specified period. These funds were invested in the Ashland Inc. Collective Investment Trust.
                 The Plan held a 3.0% interest in this fund as of December
                 31, 1994. The remaining interests at December 31, 1994, were held by the Ashland Inc. Employee Thrift Plan, the SuperAmerica Hourly Associates Savings Plan, the Coal-Mac,
                 Inc. Savings and Retirement Plan, and the Mingo Logan Coal
                 Company Retirement Plan and Mingo Logan Hourly Employees
                 Savings Plan. The average yield relative to the investment contract fund was 6.6% for the year ended
                 December 31, 1994, and the average crediting interest rate was 6.8% as of December 31, 1994.

U.S. Government Funds were invested in a common trust fund, which was Securities Fund invested in obligations of the United States Government and its agencies and instrumentalities with maximum maturities of four years.

Diversified      Funds were invested in a common trust fund, which was
 Equity Fund     invested primarily in common stocks of large, well
                 capitalized corporations.

Subsequent to July 31, 1995, in addition to the Ashland Coal, Inc. and Ashland Inc. Common Stock Funds, employees also have the following funds in which their balances may be invested:

Twentieth        An equity fund that seeks capital growth over time by
 Century Growth  investing in common stocks considered by Twentieth Century
 Investors       to have better-than-average prospects for appreciation.
                 Stocks in Growth's portfolio are not required to pay dividends.

Twentieth        An aggressive equity fund that seeks capital growth over
 Century Ultra   time by investing in common stocks considered by Twentieth
 Investors       Century to have better-than-average prospects for
                 appreciation. Ultra typically invests in small- to medium-sized companies.

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTE 3-DESCRIPTION OF THE PLAN--Continued

Twentieth        An aggressive equity fund that seeks capital growth over
 Century Vista   time by investing in common stocks considered by Twentieth
 Investors       Century to have better-than-average prospects for
                 appreciation.

Twentieth        A balanced fund that seeks capital growth and current
 Century         income by investing approximately 60% of its assets in
 Balanced        growth stocks and the remainder in fixed income
 Investors       securities.  This combination of equity and fixed income
                 investments is designed to provide investors with current income as they invest for growth.

Twentieth        The fund invests in securities issued by the U.S.
 Century         government and its agencies, including mortgage-backed
 U.S.            securities.  The weighted average maturity of the fund is
 Governments     between three and ten years.
 Intermediate-
 Term Bond

Twentieth        A conservative equity fund that seeks long-term capital
 Century Value   growth.  Income is a secondary objective.  To pursue its
                 objective, the fund invests primarily in equity securities of well-established companies that are believed by Twentieth Century to be undervalued at the time of purchase.

Twentieth        The fund seeks capital growth over time by investing in
 Century         common stocks of foreign companies considered by Twentieth
 International   Century to have better-than-average prospects for
 Equity          appreciation.  To find the best opportunitites for growth, the fund spreads its investments across many countries and continents. The fund may invest in U.S. companies when circumstances warrant, but its primary purpose is to diversify investments across a broad range of overseas companies.

Bankers Trust    The trust seeks to provide current income, while
 Stable Value    maintaining a stable share price.  By investing
 Government      exclusively in BT Pyramid Stable Value Government Fund,
 Trust           the trust attempts to provide investors with yields that
                 are higher than money market funds and certificates of deposit, as well as to provide a relatively predictable annual return.

BZW Barclays     The fund seeks the long-term capital appreciation
 Global          potential of large capitalization Blue Chip stocks while
 Investors       minimizing risk through broad diversification.  The fund
 Equity Index    invests in BZW Barclays Global Investors Equity Index Fund
 (formerly Wells E, a highly diversified portfolio of the stocks included
 Fargo Equity    in the Standard & Poor's 500 Composite Stock Price Index
 Index)          (S&P 500 Index).

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTE 3-DESCRIPTION OF THE PLAN--Continued

Ashland Coal has the right to discontinue its contributions at any time or to terminate the Plan. In the event of a termination of the Plan, the Plan and related trust shall be continued until such time as all accounts have been fully distributed, at which time the Plan and trust shall terminate.

Information about benefits and other provisions of the Plan are contained in its summary plan description, copies of which are available from Ashland Coal.

NOTE 4-TAX STATUS OF THE PLAN

To its best knowledge and belief, Ashland Coal believes the Plan is being operated in compliance with applicable law and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Certain administrative errors have been discovered with respect to one of the years in question and certain prior years. A filing has been made under the Internal Revenue Service Voluntary Compliance Resolution Program in regard thereto. It is contemplated that the proposed correction methods will be accepted and that the errors will not impact the qualification of the plan.

The most recent favorable determination letter pertaining to the Plan was dated August 4, 1989. That letter confirmed that the provisions of the plan document, as they existed on that date (including certain proposed amendments submitted to the Internal Revenue Service on June 14, 1989), were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended several times since the 1989 determination letter was issued and has been amended to bring it into compliance with subsequent changes in the law. The Plan as amended and restated effective October 1, 1989, has been submitted to the Internal Revenue Service for an updated determination letter and the Plan, as amended and restated effective August 1, 1995 (or through the date of filing), will be submitted to the Internal Revenue Service for an updated determination letter no later than September 16, 1996. Neither Ashland Coal nor its benefits counsel have any reason to believe that the Plan, as revised, will not receive favorable determination letters or that revisions cannot be made that would allow favorable determination letters to be issued.

NOTE 5-TRANSACTIONS WITH PARTIES-IN-INTEREST

Ashland Coal engages the services of a third party service provider to assist it in carrying out certain administrative and record keeping functions under the Plan. All expenses of administering the Plan are paid by Ashland Coal. The Plan is not charged for administrative services performed on its behalf by Ashland Coal.

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

ASSETS HELD FOR INVESTMENT PURPOSES
(Line 27(a) of Form 5500)

December 31, 1995


                                     Shares,
                                    Units or                      Fair
Description of Investments         Face Value     Cost           Value
Ashland Coal, Inc. Common Stock      88,073    $2,207,059     $1,882,551
Ashland Inc. Common Stock            24,878       450,608        873,839
Twentieth Century Growth Investors   77,395     1,754,385      1,500,692
Twentieth Century Ultra Investors    92,872     2,438,310      2,424,894
Twentieth Century Vista Investors   112,890     1,702,520      1,648,194
Twentieth Century Balanced
   Investors                         55,806       970,522        948,146
Twentieth Century U.S. Governments
   Intermediate-Term Bond            86,788       856,554        880,034
Twentieth Century Value             312,627     1,842,896      1,844,499
Twentieth Century International
   Equity                            99,917       747,156        777,351
Bankers Trust Stable Value
   Government Trust               5,882,737     5,882,737      5,882,737
BZW Barclays Global Investors
   Equity Index                     102,989     1,306,803      1,442,870

Total Investments                             $20,159,550    $20,105,807

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 1995
                                                                                                             Current
                                                                                                             Value of
                                                                                    Expenses                 Asset on       Net
                                                Number of     Purchase   Selling  Incurred with   Cost of   Transaction    Gain
Investment Manager     Description of Asset    Transactions    Price     Price    Transaction      Asset       Date       (Loss)

Category (i)--Single transactions in excess of 5% of plan assets
Society National Bank  Investment Contract Fund     1             $-    $10,124,000    Net      $10,124,000  $10,124,000   None
                       Investment Contract Fund     1              -      1,127,854    Net        1,127,854    1,127,854   None
                       Employee Benefits Reserve
                        Fund                        1              -      1,689,276    Net        1,461,465    1,689,276 $227,811
                       Employee Benefits Value
                        Equity Fund                 1              -      3,451,600    Net        2,532,333    3,451,600  919,267

Twentieth Century      Twentieth Century Growth
                        Investors                   1         1,208,429        -       Net        1,208,429    1,208,429   N/A
                       Twentieth Century Ultra
                        Investors                   1         1,808,601        -       Net        1,808,601    1,808,601   N/A
                       Twentieth Century Vista
                        Investors                   1         1,255,680        -       Net        1,255,680    1,255,680   N/A
                       Twentieth Century Value      1         1,476,345        -       Net        1,476,345    1,476,345   N/A
                       Bankers Trust Stable Value
                        Government Trust            1         5,697,183        -       Net        5,697,183    5,697,183   N/A
                       BZW Barclays Global
                        Investors Equity Index      1         1,132,062        -       Net        1,132,062    1,132,062   N/A

Category (iii)--Summary of transactions

Society National Bank  Employee Benefits Money
                        Market Fund                93           791,117        -       Net          791,117      791,117   N/A

                       Employee Benefits Money
                        Market Fund                81              -        851,790    Net          851,790      851,790   None





ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 1995

                                                                                                             Current
                                                                                                             Value of
                                                                                    Expenses                 Asset on       Net
                                                Number of     Purchase   Selling  Incurred with   Cost of   Transaction    Gain
Investment Manager     Description of Asset    Transactions    Price     Price    Transaction      Asset       Date       (Loss)

Society National Bank  Employee Benefits Reserve
                        Fund                       21          $162,502       $-       Net         $162,502     $162,502   N/A
                       Employee Benefits Reserve
                        Fund                       12              -      1,751,119    Net        1,517,088    1,751,119 $234,031
                       Employee Benefits Value
                        Equity Fund                22           351,319        -       Net          351,319      351,319   N/A
                       Employee Benefits Value
                        Equity Fund                 9              -      3,642,154    Net        2,684,299    3,642,154  957,855
                       Investment Contract Fund     8              -     11,252,354    Net       11,252,354   11,252,354   None

Twentieth Century      Twentieth Century Growth
                        Investors                  34         1,587,743        -       Net        1,587,743    1,587,743   N/A
                       Twentieth Century Growth
                        Investors                  14              -         38,766    Net           38,659       38,766      107
                       Twentieth Century Ultra
                        Investors                  34         2,430,257        -       Net        2,430,257    2,430,257   N/A
                       Twentieth Century Ultra
                        Investors                  16              -        109,724    Net          104,870      109,724    4,854
                       Twentieth Century Vista
                        Investors                  33         1,657,437        -       Net        1,657,437    1,657,437    N/A
                       Twentieth Century Vista
                        Investors                  12              -         63,978    Net           63,406       63,978      572
                       Twentieth Century Balanced
                        Investors                  30           943,887        -       Net          943,887      943,887    N/A
                       Twentieth Century Balanced
                        Investors                   6              -         39,719    Net           38,612       39,719    1,107





ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 1995
                                                                                                             Current
                                                                                                             Value of
                                                                                    Expenses                 Asset on       Net
                                                Number of     Purchase   Selling  Incurred with   Cost of   Transaction    Gain
Investment Manager     Description of Asset    Transactions    Price     Price    Transaction      Asset       Date       (Loss)

Twentieth Century      Twentieth Century Value     25        $1,804,743       $-       Net       $1,804,743   $1,804,743    N/A
                       Twentieth Century Value     15              -        124,514    Net          123,389      124,514   $1,125
                       Twentieth Century
                        International Equity       25           913,362        -       Net          913,362      913,362    N/A
                       Twentieth Century
                        International Equity       17              -        166,918    Net          165,469      166,918    1,449
                       Bankers Trust Stable Value


                        Government Trust           30         6,516,305        -       Net        6,516,305    6,516,305    N/A
                       Bankers Trust Stable Value
                        Government Trust           23              -        776,444    Net          776,444      776,444    None
                       BZW Barclays Global
                        Investors Equity Index     27         1,406,134        -       Net        1,406,134    1,406,134    N/A
                       BZW Barclays Global
                        Investors Equity Index     15              -        105,600    Net           99,373      105,600    6,227


Note:  There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1995.

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ashland Coal, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                ASHLAND COAL, INC. EMPLOYEE
                                   THRIFT PLAN

                                By:ASHLAND COAL, INC. as Plan
                                   Administrator




Date:  June 25, 1996            By:/s/ Roy F. Layman
                                   Roy F. Layman,
                                   Administrative Vice President/Secretary

                             INDEX TO EXHIBITS


Exhibit                            Item                           Page

   24                 Consent of Independent Auditors              16

                                                              Exhibit 24



                      CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-26549) pertaining to the Ashland Coal, Inc. Employee Thrift Plan and in the related Prospectus of our report dated May 23, 1996, with respect to the financial statements and schedules of the Ashland Coal, Inc. Employee Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                                       /s/ERNST & YOUNG LLP


Louisville, Kentucky
June 20, 1996